BOXLIGHT CORPORATION
1045 PROGRESS CIRCLE
LAWRENCEVILLE, GA 30043

September 18, 2015

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation (formerly known as Logical Choice Corporation)
Amendment No. 7 Registration Statement on Form S-1
Filed September 15, 2015
Registration No. 333-204811

Dear Ms. Ravitz:

This letter is being filed to respond to an oral comment by the staff of the United States Securities and Exchange Commission (the “Staff”), to Tahra Wright at Loeb & Loeb LLP, our legal counsel. We have filed Amendment No. 8 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) to address the following comment:

1. Please clarify the disclosure on the cover page of the prospectus with respect to the manner in which the securities will be offered. The disclosure now states, “The shares of our Class A common stock and Warrants will be separately issued, but will be issued and sold to purchasers in equal proportion of two shares for each Warrant,” which appears to describe a unit deal. If units are being offered, please note that units must be registered.

RESPONSE: The shares and warrants are being sold together, but not as a unit. We are not registering or trading units, nor do we have any intention to do so. We have revised the disclosure to clarify the manner in which the securities will be offered. The new disclosure in the Amended Registration Statement states, “The shares of our Class A common stock and Warrants will be sold together but not issued as a unit, and therefore, will not trade as a unit. For every two shares of Class A common stock purchased, each investor will receive one warrant to purchase one share of Class A common stock and no fractional warrants will be issued.”

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (404) 891-1122. In addition, please contact Mitchell S. Nussbaum of Loeb & Loeb LLP at (212) 407-4159 if you have any questions or require additional information.

Sincerely,

BOXLIGHT CORPORATION

By:	/s/ Mark Elliott
Name:	Mark Elliott
Title:	Chief Executive Officer